_____________________________________________________________________________________

Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

        For the fiscal year ended December 31, 2007.

Or

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from to

Commission file number: 1-13908

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Invesco 401(k) Plan
1360 Peachtree Street, N.E.
Atlanta, Georgia 30309

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Invesco Ltd.

1360 Peachtree Street, N.E.

    Atlanta, Georgia 30309

_____________________________________________________________________________________

Audited Financial Statements

and Supplemental Schedule

Invesco 401(k) Plan

As of December 31, 2007 and 2006, and for the Year Ended December 31, 2007

With Report of Independent Registered Public Accounting Firm

Invesco 401(k) Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2007 and 2006, and for the

Year Ended December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14

Signature Page	16

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

Report of Independent Registered Public Accounting Firm

The Invesco Benefits Plans Committee

Invesco 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Invesco 401(k) Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Atlanta, GA

June 20, 2008

Invesco 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Investments, at fair value:
Cash equivalents	$ 1,534,747	$ 1,702,310
Invesco Ltd. common shares	5,319,161	4,670,190
Non-employer common stock	126,503	226,367
Mutual funds	182,278,375	168,975,157
Collective trusts	144,387,901	138,551,749
Participant loans	4,987,096	5,517,697
Total investments	338,633,783	319,643,470

Receivables:
Employer contributions	838,179	520,724
Investment income	841	823
Due from brokers for sales of securities	–	127,457
Total receivables	839,020	649,004
Total assets	339,472,803	320,292,474

Liabilities:
Due to brokers for purchases of securities	12,385	63,751
Total liabilities	12,385	63,751
Net assets reflecting all investments at fair value	339,460,418	320,228,723

Adjustment from fair value to contract value for
interest in collective trust relating to fully
benefit-responsive investment contracts	270,773	802,959
Net assets available for benefits	$ 339,731,191	$ 321,031,682

See accompanying notes.

Invesco 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2007

Additions:
Contributions:
Employers	$ 10,789,665
Participants	20,602,599
Rollovers from qualified plans	1,531,499
Total contributions	32,923,763

Net appreciation in fair value of investments	9,096,695
Interest and dividends	16,119,657
Total additions	58,140,115

Deductions:
Benefits paid to participants	(39,429,129)
Administrative expenses	(11,477)
Total deductions	(39,440,606)

Net increase	18,699,509

Net assets available for benefits:
Beginning of year	321,031,682
End of year	$ 339,731,191

See accompanying notes.

Invesco 401(k) Plan

Notes to Financial Statements

December 31, 2007

1. Plan Description
The following description of the Invesco 401(k) Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document and summary plan description.
General
The Plan, established and effective January 1, 2000, and restated and amended February 1, 2005, is a defined contribution plan for the benefit of qualifying employees of IVZ, Inc. (the Plan Sponsor); A I M Management Group Inc. (AIM); Invesco Group Services, Inc.; Invesco Institutional (N.A.), Inc. (IINA); Atlantic Trust Group, Inc. (Atlantic Trust); PowerShares Capital Management, LLC (PowerShares); and WL Ross & Co., LLC (WL Ross) (collectively, the Employers) and their beneficiaries to provide for retirement, death, and disability benefits. The ultimate parent company of the Employers is Invesco Ltd. (Invesco).
On December 4, 2007, INVESCO PLC (the former parent company) became a wholly-owned subsidiary of Invesco Ltd. and the shareholders of INVESCO PLC received common shares of Invesco Ltd. in exchange for their ordinary shares of INVESCO PLC. A share capital consolidation was immediately implemented (reverse stock split) on a one for two basis. All prior period share amounts have been adjusted to reflect the reverse stock split.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
PowerShares Capital Management, LLC was acquired on September 18, 2006, and WL Ross & Co., LLC was acquired on October 3, 2006, indirectly by Invesco. Both PowerShares and WL Ross employees became eligible participants in the Plan on their respective dates of acquisition.
Full-time or part-time salaried or hourly employees of the Employers are generally eligible to participate in the Plan on the first day of their employment, provided they are eligible employees, as defined. Nonresident aliens, collective bargaining unit employees, leased employees, and independent contractors are generally excluded from participating in the Plan.

Invesco 401(k) Plan

          Notes to Financial Statements (continued)

1. Plan Description (continued)

Plan Administration

The Invesco Benefits Plan Committee is the named administrator of the Plan (the Plan Administrator). Invesco National Trust Company (INTC) is the Plan’s trustee and asset custodian, except for the ordinary shares of Invesco Ltd., individual brokerage accounts, and grandfathered assets held in participant-directed brokerage accounts, which are in the custody of State Street Bank. Effective July 31, 2006, INTC became a wholly owned subsidiary of Invesco North American Holdings Inc., a holding company whose ultimate parent company is Invesco.

Contributions

The Plan permits participants to make pretax elective deferrals of 1% to 75% of compensation, as defined, subject to certain limitations under the Internal Revenue Code (Code). Participants who attained the age of 50 during the year may make catch-up contributions for prior years in accordance with IRS guidelines. The Employers will not match these catch-up contributions.

The Employers are required to make matching contributions of 100% of the first 3% of compensation contributed by each participant, plus 50% of the next 2% of compensation contributed by each participant. The Employers may also elect to make a discretionary profit-sharing contribution to the Plan. Any discretionary profit-sharing contributions are allocated based on relative compensation to all eligible employees employed on the last day of the Plan year as well as those who separate from service during the Plan year due to death, disability, or retirement upon reaching the age of 59½. No such discretionary contributions were made for the year ended December 31, 2007.

Effective July 1, 2007, new eligible employees were automatically enrolled in the Plan with a deduction of 5% of compensation being contributed to the Participant’s account unless the Participant elected otherwise. In addition, a Roth Account option was established in the Plan. Participants are allowed to make Roth contributions which are included in the Participant’s taxable income.

The Plan also accepts rollovers of distributions from other tax-qualified plans, including Roth rollover contributions.

Invesco 401(k) Plan

          Notes to Financial Statements (continued)

1. Plan Description (continued)

Participant Accounts

The Plan is a defined contribution plan under which separate accounts are maintained for each participant. Each participant’s account is credited with his/her elective deferrals, rollover contributions, employer matching contributions, and allocations of employer profit-sharing contributions, investment income and investment gains (losses). Investment gains (losses) are valued and allocated to participants’ accounts daily based on their relative account balances in each investment option.

Vesting

Eligible participants are immediately vested in all contributions to the Plan.

Benefits

Benefits may be paid to a participant upon attainment of normal retirement age (59½), death, disability, or termination of employment. The normal form of benefit is a lump-sum distribution. A participant may also elect to receive installment payments. Distributions may be made by payment of a lump sum or may be deferred by the participant if the accrued account balance exceeds $5,000. Distribution amounts are determined based on the market value of the participant’s account as of the date the record-keeper processes the distribution.

Any portion of a participant’s account which is held in Invesco Ltd. common shares may be distributed in-kind at the election of the participant, with a minimum of 100 shares required to make this election.

A participant is permitted an in-service withdrawal, on a quarterly basis, from the vested portion of his/her account if he/she has reached age 59½.

Invesco 401(k) Plan

          Notes to Financial Statements (continued)

1. Plan Description (continued)

Loans to Participants

The Plan permits loans to participants up to the lesser of 50% of the participant’s vested account balance or $50,000, less certain amounts for loans outstanding during the prior year. For purposes of determining the maximum amount a participant may borrow, the outstanding principal balance of loans under any other plan of the Employers is also considered. A participant may have only one outstanding loan at a time from the Plan or the Invesco Money Purchase Plan. A participant generally has up to five years to repay the principal and interest, unless the loan is for the purchase of a residence, in which case the repayment period is up to ten years. Loans are made for a minimum of $500, and loan processing fees are charged directly to the participant’s account. Interest rates on loans to participants are determined at the time the loan is made based on market rates, as determined by the Plan Administrator. Principal and interest are paid ratably through bimonthly payroll deductions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to use estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for investment in securities, which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Invesco 401(k) Plan

          Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation

Investments in securities traded on securities exchanges are valued at the quoted market price on the last business day of the Plan year. Loans to participants are carried at the amounts outstanding, which approximate their estimated fair values.

Investments in common collective trust funds are valued at their net unit value as calculated each day by the trustee. Investments in shares of investment companies (mutual funds) are valued at the net asset value of shares held by the Plan on the last business day of the Plan year.

Guaranteed investment contracts (GICs) held in common collective trust funds are reflected at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations. Certain GICs are defined as fully benefit-responsive investment contracts which require an adjustment from fair value to contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Contract value is the amount participants would receive if they withdrew or transferred all or a portion of their investment in the trust.

Income Recognition

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized gains (losses) from the sales of investments and changes in unrealized appreciation (depreciation) are aggregated and reported in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Certain administrative functions are performed by officers or employees of the Employers. No such officer or employee receives compensation from the Plan. A majority of administrative expenses are paid by the Employers. Invesco does not charge investment management fees related to the Plan’s trust funds.

Invesco 401(k) Plan

          Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

FASB Statement No. 157, “Fair Value Measurements” is effective for the Plan beginning January 1, 2008. FASB Statement No. 157 establishes a framework for measuring fair value. The Plan expects that the adoption of this standard will not have a material impact on its financial statements.

3. Investment Options

The Plan offers investment options that include mutual funds and collective trusts managed by Invesco, AIM, and Atlantic Trust. Participants can also elect model portfolios that provide a broader, balanced option approach. A participant can choose from five portfolios made up of Plan fund offerings based on various risk tolerance levels.

The Mutual Fund Window (MFW) permits participants to establish an individual brokerage account through State Street Brokerage, which allows participants to invest 100% of their total account in various mutual funds.

The Plan does not allow new contributions into the Invesco Stock Fund. The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the Plan Administrator. Participants make their investment elections in 1% increments with changes and transfers allowed on a daily basis.

4. Investments

The fair values of individual assets that represent 5% or more of the Plan’s net assets as of December 31, are as follows:

2007
Invesco Stable Value Trust Fund	$ 38,578,141
AIM International Growth Fund – Institutional Share Class	35,597,011
Invesco 500 Index Trust Fund	30,345,922
AIM Small Cap Growth Fund - Institutional Share Class	26,791,526
AIM Dynamics Fund, Class A	22,295,607
AIM Basic Value Fund - Institutional Share Class	22,104,508
AIM Large Cap Growth Fund - Institutional Share Class	20,402,765

Invesco 401(k) Plan

          Notes to Financial Statements (continued)

4. Investments (continued)

2006
Invesco Stable Value Trust Fund	$ 36,799,877
AIM International Growth Fund – Institutional Share Class	31,238,897
Invesco 500 Index Trust Fund	30,697,426
AIM Small Cap Growth Fund - Institutional Share Class	26,664,808
AIM Basic Value Fund - Institutional Share Class	24,828,778
AIM Dynamics Fund, Class A	20,329,972
AIM Large Cap Growth Fund - Institutional Share Class	18,508,211

Net appreciation (depreciation) in the fair value of investments (including investments purchased and sold, as well as held during the year) for the year ended December 31, 2007, is as follows for each investment type:

Quoted market prices: Invesco Ltd. common shares	$ 1,471,612
Non-employer common stock and preferred stock	(39,777)
Mutual funds	3,535,367
Net unit values determined by trustee: Collective trusts	4,129,493
Net appreciation in fair value of investments	$ 9,096,695

5. Fully Benefit-Responsive Contracts Held in Common Collective Trust

The Plan invests in the Invesco Stable Value Trust (Trust), which is the Plan’s only common collective trust fund investment that holds fully benefit-responsive investment contracts. The fair value of the Plan’s investment contracts held through the Trust at December 31, 2007 and 2006, is $38,578,141 and $36,799,877, respectively, and is included in the investments, at fair value on the statement of net assets available for benefits. Also, presented on the Plan’s statement are the 2007 and 2006 year-end adjustments from fair value to contract value for the fully benefit-responsive investment contracts of $270,773 and $802,959, respectively.

The adjustments from fair value to contract value represent the Plan’s proportionate share of the Trust’s total adjustments, as reported in the December 31, 2007 audited financial statements of the Trust. Also, December 31, 2007 Trust information on the market yields and crediting interest rates for the Trust’s fully benefit-responsive investment contracts are reported in the notes to financial statements of the Trust.

Invesco 401(k) Plan

          Notes to Financial Statements (continued)

6. Related-Party Transactions

A significant portion of the Plan’s assets are invested in mutual and collective trust funds managed by the Employers and their affiliates, Invesco, AIM, and Atlantic Trust. Such funds are charged management fees by the Employers and their affiliates. As discussed in Note 2, Invesco does not charge investment management fees related to the Plan’s trust funds.

At December 31, 2007 and 2006, the Plan held 182,721 and 218,355 common shares of Invesco Ltd., respectively, which represents an ownership interest in Invesco Ltd. of less than 1%.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 9, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the Internal Revenue Service, the Plan was restated and amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as restated and amended, is qualified and the related trust is tax exempt.

8. Plan Termination

The Plan Administrator intends to continue the Plan. However, the Plan Administrator, through its board of directors or the board’s designee, reserves the right to amend, modify, or terminate the Plan at any time subject to the provisions of ERISA. If the Plan is amended, participants will remain 100% vested and the benefits already credited to participants under the Plan will not be reduced unless required by the Internal Revenue Service. Because the Plan is not a defined benefit pension plan under ERISA, the Plan’s benefits are not insured by the Pension Benefit Guaranty Corporation.

Invesco 401(k) Plan

          Notes to Financial Statements (continued)

9. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
Net assets available for benefits per the financial statements	$ 339,731,191	$ 321,031,682
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(270,773)	-
Amounts allocated to withdrawn participants	-	(781,759)
Net assets available for benefits per the Form 5500	$ 339,460,418	$ 320,249,923

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31, 2007
Benefits paid to participants per the financial statements	$ 39,429,129
Less 2006 amounts allocated to withdrawn participants	(781,759)
Add 2007 amounts allocated to withdrawn participants	-
Benefits paid to participants per the Form 5500	$ 38,647,370

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid. There were no such processed claims as of December 31, 2007.

Invesco 401(k) Plan

          Notes to Financial Statements (continued)

9. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of net appreciation in fair value of investments from the financial statements to the Form 5500:

Year Ended December 31, 2007
Net appreciation in fair value of investments per the financial statements	$ 9,096,695
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(270,773)
Net appreciation in fair value of investments per the 5500	$ 8,825,922

The accompanying financial statements present fully benefit responsive contracts at contract value. The Form 5500 requires fully benefit responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit responsive investment contracts represents a reconciling item.

Supplemental Schedule

	Invesco 401(k) Plan

	EIN #58-2287224 Plan Number #010

	Schedule H, Line 4i – Schedule of Assets
	(Held at End of Year)

	December 31, 2007
	(b)	(c)	(e)
	Identity of Issue, Borrower,	Description of	Current
(a)	Lessor, or Similar Party	Investment	Value

		Interest bearing account	$ 220,524
	SSgA	Money Market Fund	1,314,223
*	Invesco Ltd.	Common shares	5,319,161
*	Invesco Institutional Retirement Trust	Stable Value Trust Fund	38,578,141
*	Invesco Institutional Retirement Trust	International Equity Trust Fund	8,366,318
*	Invesco Institutional Retirement Trust	500 Index Trust Fund	30,345,922
*	Invesco Institutional Retirement Trust	Equity Real Estate Securities Trust Fund	6,392,161
*	Invesco Institutional Retirement Trust	Structured Small Cap Value Equity Trust Fund	5,828,368
*	Invesco Institutional Retirement Trust	Core Fixed Inc.ome Trust Fund	10,720,042
*	Invesco Aim Advisors, Inc..	Dynamics Fund, Class A	22,295,607
*	Invesco Aim Advisors, Inc.	Diversified Dividend Fund - Institutional Class	16,131,043
*	Invesco Aim Advisors, Inc.	Large Cap Growth Fund - Institutional Share Class	20,402,765
*	Invesco Aim Advisors, Inc.	Small Cap Growth Fund - Institutional Share Class	26,791,526
*	Invesco Aim Advisors, Inc.	International Growth Fund - Institutional Share Class	35,597,011
*	Invesco Aim Advisors, Inc.	Basic Value Fund - Institutional Share Class	22,104,508
*	Invesco Aim Advisors, Inc.	Constellation Fund, Class A	88,278
*	Invesco Aim Advisors, Inc.	Summit Fund, Class A	29,765
*	Invesco Aim Advisors, Inc.	Structured Core Fund, Class A	173,846
*	Invesco Aim Advisors, Inc.	Mid Cap Basic Value Fund, Class R	69,049
*	Invesco Aim Advisors, Inc.	Global Equity Fund, Class A	3,482
*	Invesco Aim Advisors, Inc.	China Fund, Class A	39,097
*	Invesco Aim Advisors, Inc.	Developing Markets Fund, Class A	8,582
*	Invesco Aim Advisors, Inc.	Japan Fund, Class A	2,351
*	Invesco Aim Advisors, Inc.	Global Real Estate Fund	4,842
*	Invesco Aim Advisors, Inc.	Real Estate - Investor Class	522
*	Invesco Aim Advisors, Inc.	High Yield - Investor Class	117,914
*	Invesco Aim Advisors, Inc.	High Yield, Class A	32,790
*	Invesco Aim Advisors, Inc.	Energy Fund, Class A	8,850

Invesco 401(k) Plan

	EIN #58-2287224 Plan Number #010

	Schedule H, Line 4i – Schedule of Assets (continued)
	(Held at End of Year)

	December 31, 2007

	(b)	(c)	(e)
	Identity of Issue, Borrower,	Description of	Current
(a)	Lessor, or Similar Party	Investment	Value

*	Invesco Aim Advisors, Inc.	Leisure Fund - Investor Class	5,177
*	Invesco Aim Advisors, Inc.	Select Equity Fund, Class A	2,910
*	Invesco Aim Advisors, Inc.	Mid Cap Basic Value Fund, Class A	195,580
*	Invesco Aim Advisors, Inc.	Small Cap Equity Fund, Class A	12,257
*	Invesco Aim Advisors, Inc.	Global Aggressive Growth Fund, Class A	111,518
*	Invesco Aim Advisors, Inc.	Asia Pacific Growth Fund, Class A	2,548
*	Atlantic Whitehall Funds	Mid Cap Growth Fund - Institutional Share Class	13,831,876
	SSgA	S&P Mid Cap Index SL Fund	10,006,033
	SSgA	Russell 1000 Value Index SL Fund	5,404,807
	SSgA	Russell 1000 Growth Index SL Fund	15,436,712
	SSgA	Passive Bond Market Index SL Fund	1,488,432
	SSgA	Treasury Inflation Protected Fund	2,700,909
	SSgA	Russell Daily EAFE Fund	1,757,079
	SSgA	Russell REIT Index	2,018,699
	PIMCO	Real Return Fund - Insititutional Share Class	2,828,322
	Artisan	Mid Cap Value Fund - Investor Class	5,843,712
	AllianceBernstein	International Value Fund - Advisor Class	11,006,960
	Lasso	Long & Short Strategic Opportunities Fund	5,344,278
	Various non-Employer Stock and Mutual Funds	Various publicly traded self-directed investments	4,662,190
*	Participant loans	Promissory notes, with interest ranging
		from 5.0% to 10.5% and varying maturities	4,987,096
			$ 338,633,783

*Party in Interest

Note: Column (d) cost information is not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Invesco 401(k) Plan

By: Invesco Benefits Plan Committee Plan Administrator

By: /s/ Mitchell D. Schultz___________

      Name: Mitchell D. Schultz

      Title: Chairman

Date: June 26, 2008